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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: May 31, 2012 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 000-54280
CUSIP NUMBER 86782T109

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

SUNSHINE FINANCIAL, INC.
Full Name of Registrant

N/A
Former Name if Applicable

1400 EAST PARK AVENUE
Address of Principal Executive Office (Street and Number)

TALLAHASSEE, FLORIDA 32301
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sunshine Financial, Inc. (the "Company") has determined that it will be unable to file its Annual Report on Form 10-K for the year ended December 31, 2011 (the "10-K") by March 30, 2012 without unreasonable effort and expense because the Company needs additional time to complete the preparation of, and the Company's independent registered public accountants need to complete the audit of, the Company's financial statements for the year ended Decdember 31, 2011.  The delay in completing the financial statements is primarily attributable to the timing of an examination of our wholly-owned subsidiary, Sunshine Savings Bank (the "Bank"), by its primary regulator, the Office of the Comptroller of the Currency ("OCC").  The Company is currently engaged in discussions with the OCC regarding the Bank's allowance for loan losses as of December 31, 2011 and anticipates recording a provision for loan losses for the fourth quarter of 2011 ranging from $500,000 to $700,000.  As a result of these ongoing discussions with the OCC, the Company is still finalizing its audited consolidated financial statements and related disclosures for the year ended December 31, 2011.  The Company expects to file its Form 10-K within the "grace" period provided by Securities Exchange Act Rule 12b-25 (i.e. on or before the extendede deadline of April 15, 2012).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Scott A. Swain	(850)	219-7200
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management currently estimates that the Company will report net interest income before the provision for loan losses of $5.9 million for the year ended December 31, 2011, compared to $6.1 million for 2010.

Noninterest income is anticipated to be $2.5 million for the year ending December 31, 2011, compared to $2.5 million for 2010.

Noninterest expense is anticipated to be $7.3 million for the year ending December 31, 2011, compared to $7.0 million for 2010.

As disclosed in Part III, the Company is currently engaged in discussions with the OCC regarding the amount of the Bank's allowance for loan losses.  The Company currently estimates that the provisions for loan losses for the year ended December 31, 2011 will range from $1.2 million to $1.4 million. As a result, the Company anticipates that it will incur a net loss for the year ended December 31, 2011 ranging from $65,000 to $190,000.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements, which are identifiable by words or phrases such as "expects", "until", "intends", "anticipates", "estimates", "could be" and variations of such words and similar expressions. These statements include, among others, statements and projections related to the amount of the Bank's allowance for loan losses, provision for loan losses and the Company’s operating results as of December 31, 2011, the possible outcome of the Company’s discussions with the OCC regarding the Bank's allowance for loan losses, and the timing of filing of a complete Annual Report on Form 10-K for the year ended December 31, 2011. Any such projections were not prepared in accordance with published guidelines of the American Institute of Certified Public Accountants or the Securities Exchange Commission regarding projections and forecasts nor have such projections been audited, examined or otherwise reviewed by independent auditors of the Company. Management's determination of the provision and allowance for loan losses involves judgments that are inherently forward-looking. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by the Company that the projections will prove to be correct.

The Company cautions readers not to place undue reliance on any forward-looking statements. Moreover, you should treat these statements as speaking only as of the date they are made and based only on information then actually known to the Company. The Company does not undertake and specifically disclaims any obligation to revise any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements. These risks could cause our actual results for 2011 and beyond to differ materially from those expressed in any forward-looking statements by, or on behalf of, us, and could negatively affect the Company's operating and stock price performance.

Sunshine Financial, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 30, 2012	/s/ Scott A. Swain
Name: Scott A. Swain Title: Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).